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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2006 (MM/DD/YY) AND ENDING 01/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. Sherwold Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road
(No. and Street)

Lake Forest, CA 92630
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stinchfield, Mellotti & Rasmusson
(Name – *if individual, state last, first, middle name*)

30092 Ivy Glenn Drive, Ste. 150 Laguna Niquel, CA 92677
(Address) (City) (State) (Zip Code)

PROCESSED
APR 1 7 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
1

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gary Sherwold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.W. Sherwold Associates, Inc, as of January 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


THOMAS P. FLYNN II
COMM. # 1706234
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 16, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stinchfield, Mellotti and Rasmusson

An Accountancy Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

We have audited the accompanying balance sheet of G.W. Sherwold Associates, Inc. as of January 31, 2007 and the related statements of income, stockholders' equity, and cash flows for the year then ended to be filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. Sherwold Associates, Inc. as of January 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stinchfield, Mellotti and Rasmusson
Laguna Niguel, California
March 21, 2007

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Member of California Society of CPAs

G.W. SHERWOLD ASSOCIATES, INC.
BALANCE SHEET
JANUARY 31, 2007

ASSETS

CURRENT ASSETS		
Commissions receivable	$	121,350
Marketable Securities		69,578
Receivable from others		654
Prepaid expense		63,600
Total current assets		255,182
PROPERTY AND EQUIPMENT		
Computers		30,407
Office furniture and equipment		157,200
Leasehold improvements		61,088
		248,695
Less accumulated depreciation		(193,497)
		55,198
OTHER ASSETS		
Receivable from shareholder		3,995
Deposit		10,200
		14,195
Total assets	$	324,575

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
BALANCE SHEET
JANUARY 31, 2007

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Cash overdraft	$	2,219
Line of credit		26,919
Accounts payable and accrued liabilities		17,505
Accrued payroll and related liabilities		25,582
Retirement plan contribution		1,000
Total current liabilities		73,225
STOCKHOLDERS' EQUITY		
Common stock, 100,000 shares authorized, 1,010 shares issued and outstanding		1,010
Additional paid-in capital		9,552
Retained earnings		193,810
Net unrealized gain on marketable securities		46,978
Total stockholders' equity		251,350
Total liabilities and stockholders' equity	$	324,575

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF INCOME
YEAR ENDED JANUARY 31, 2007

REVENUES	$	1,093,508
OPERATING EXPENSES		
Administrative services		202,400
Depreciation and amortization		1,388
Employee benefits		22,301
General and administrative expense		253,156
Salaries and related taxes		488,675
Retirement plan contribution		1,000
		968,920
INCOME FROM OPERATIONS		124,588
OTHER INCOME /(EXPENSE)		
Loss on expiration of stock warrants		(10,500)
INCOME BEFORE PROVISION FOR INCOME TAXES		114,088
PROVISION FOR INCOME TAXES		800
		800
NET INCOME	$	113,288

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED JANUARY 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
BALANCE AT FEBRUARY 1, 2006	$ 1,010	$ 9,552	$ 80,522	$ -	$ 91,084
COMPREHENSIVE INCOME					
Net income	-	-	113,288	-	113,288
Other comprehensive income					
Unrealized holding gain during the period	-	-	-	46,978	46,978
BALANCE JANUARY 31, 2007	$ 1,010	$ 9,552	$ 193,810	$ 46,978	$ 251,350

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Collections from customers	$	989,869
Cash paid to suppliers and employees		(963,317)
Depreciation expense		1,388
Taxes paid		(800)
NET CASH PROVIDED BY OPERATING ACTIVITIES		27,140
CASH FLOWS FROM INVESTING ACTIVITIES		-
Payments for equipment and leasehold improvements		(54,059)
NET CASH USED BY INVESTING ACTIVITIES		(54,059)
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net proceeds from line of credit		26,919
NET INCREASE IN CASH		26,919
CASH, beginning of year		-
CASH, end of year	$	-
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$	113,288
Adjustments to reconcile net income to net cash used by operating activities		
Loss on unexercised stock warrants	$	10,500
Depreciation and amortization		1,388
(Increase) in accounts receivable		(29,185)
(Increase) in receivable from others		(654)
(Increase) in prepaid expense		(63,600)
(Increase) in other assets		(10,200)
(Decrease) in accounts payable and accrued liabilities		(714)
Increase in accrued payroll and related liabilities		6,317
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	27,140

See accompanying notes and accountants' report.

G. W. SHERWOLD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007

NOTE A -- BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of G. W. Sherwold Associates, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Description -- G.W. Sherwold Associates, Inc. is a SEC Registered Investment Advisor and a NASD broker/dealer of securities, in accordance with Section 15(b) of the Securities Exchange Act of 1934, as amended. In May, 1997, it became licensed by the National Association of Securities Dealers. The Company acts as a correspondent with a re-introducing firm that in turn has an agreement with another organization that facilitates clearing transactions. Transactions are introduced on a fully disclosed basis, and all books and records pertaining thereto are maintained pursuant to SEC Rule 17a-3 and 17a-4. The Company is located in Lake Forest, California and does business primarily in South Orange County.

Cash and Cash Equivalents -- For purposes of the balance sheet and statement of cash flows, the Company considers all unrestricted investment instruments purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts -- The Company has adopted the allowance for doubtful accounts method of accounting for losses from uncollectible accounts in accordance with generally accepted accounting principles. Under this method, an allowance is provided based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year. The balance in the allowance account is zero at January 31, 2007.

Property and Equipment -- Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting and the modified accelerated cost recovery system for federal income tax purposes. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Accounting Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk -- The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions.

G. W. SHERWOLD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2007

NOTE A -- BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes -- The Company is treated as a "C" corporation under applicable provisions of the Internal Revenue Code. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between using the cash basis method of accounting for income tax reporting and the accrual method of accounting for financial reporting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Fair Value of Financial Instruments -- The carrying amount of the Company's financial instruments, which include cash, accounts and other receivables, investments, prepaid expenses, and accounts payable and accrued expenses approximates their fair value due to the short period to maturity of these instruments.

Comprehensive Income -- The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130), which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains, and losses reported as separate components of stockholders' equity rather than in net income). At January 31, 2007 the Company had an unrealized holding gain in the amount of $46,978.

NOTE B -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (and the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one). At January 31, 2007, the Company had net capital of $192,157, which is $187,157 above the required net capital of $5,000.

NOTE C -- INCOME TAXES

The Company has federal and state loss carryforwards totaling $130,388 and $100,629, respectively that may be offset against future taxable income.

NOTE C -- INCOME TAXES (Continued)

The components of income tax expense are as follows:

Current	$	800

NOTE D -- RELATED PARTY TRANSACTIONS

The Company leases its office space from an affiliated party for $10,200 per month. Additionally, the Company has an agreement for the partnership to provide administrative services for an amount not to exceed $16,500 per month. For the year ended January 31, 2007 rent expense and management fees amounted to $122,400 and $202,400, respectively.

NOTE E -- INVESTMENTS

NASDAQ has made available to its members shares of stock prior to being publicly traded. As of January 31, 2007, the Company owned 1,900 shares of common stock. The fair market value of the investment in stock at January 31, 2007 is estimated to be $69,578.

NOTE F -- RETIREMENT PLAN

The Company has a profit-sharing plan covering substantially all of its employees. To participate in the Plan, employees are required to have attained the age of 21 and to have completed two years of service. The Company's discretionary annual contribution to the plan is determined without regard to the Company's net profits. The Company anticipates making a contribution of $1,000 to the Plan for the year ended January 31, 2007.

G.W. SHERWOLD ASSOCIATES, INC.

Schedule 1 - Statement of Net Capital Pursuant to SEC Rule 15c3-1

JANUARY 31, 2007

Total ownership equity			$	251,350
Total non-allowable assets				(59,193)
Net capital				192,157
Less haircuts				--
Tentative net capital				192,157
Minimum capital required	$	4,883		
Minimum dollar requirement		5,000		
Greater of minimum capital required or minimum dollar requirement				5,000
Excess net capital			$	187,157
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)			$	184,834
Percentage of aggregate indebtedness to net capital				38.11%

See accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.

**Schedule II -- Computation for Determination
Of the Reserve Requirements Under Securities
And Exchange Commission Rule 15c3-3
And Information Relating to the Possession of
Control Requirements Under Secvurities and Exchange
Commission Rule 15c3-3**

January 31, 2007

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Paragraph K(2) (ii) of the rule as all customer transactions are to be cleared through another broker/dealer on a fully disclosed basis.

See accountants' report.

Schedule III - Reconciliation
Pursuant to Securities and Exchange
Commission Rule 17a-5(d)4

January 31, 2007

The differences between the computation of the net capital included in these financial statements and the net capital computation included in the Company's January 31, 2006 unaudited FOCUS Report filing dated February 13, 2007 are as follows:

Net Capital Computation	Per Audited Financial Statements	Per Focus Report	Net Change
Total Assets	$ 324,575	$ 236,560	$ 88,015
Minus Total Liabilities	73,225	4,731	68,494
Net Worth	251,350	231,829	19,521
Less Non-Allowable Assets	59,193	42,190	17,003
Tentative Net Capital	192,157	189,639	2,518
Less Haircuts	-	-	
Net Capital	192,157	189,639	2,518
Minus Net Capital Requirement	5,000	5,000	-
Excess Net Capital	$ 187,157	$ 184,639	$ 2,518

See accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.

Schedule III - Reconciliation
Pursuant to Securities and Exchange
Commission Rule 17a-5(d)4

January 31, 2007

These differences consist of the following:

Total Assets

Net decrease in fair market value of investment	$	(3,442)
Increase in prepaid expense		63,600
Increase in receivables from others		654
Increase in equipment and leasehold improvements		13,008
Increase in other assets		14,195
Total increase in assets	$	88,015

Total Liabilities

Increase in accrued liabilities	$	15,993
Increase in line of credit		26,919
Increase in accrued payroll and related liabilities		25,582
Total increase in liabilities	$	68,494

See accountants' report.

Stinchfield, Mellotti and Rasmusson

An Accountancy Corporation
Certified Public Accountants

ACCOUNTANTS' INTERNAL CONTROL REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

In planning and performing our audit of the financial statements and supplemental schedules of G.W. Sherwold Associates, Inc. for the year ended January 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers to perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Members of American Institute of CPAs, California Society of CPAs

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following involving the control environment, accounting system, and control procedures that we consider to be a material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of G.W. Sherwold Associates, Inc., for the year ended January 31, 2007, and this report does not affect our report thereon dated March 21, 2007.

1. Although a general ledger is maintained in-house, the reporting function is performed by an outside accountant using spreadsheet software. We will insure that the company's books reflect our audited financial statements as of January 31, 2007. Additionally, we have been advised by the President that the general ledger is reconciled to the financial statements obtained from the outside accountant on a monthly basis.

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Members of American Institute of CPAs, California Society of CPAs

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Stinchfield, Mellotti and Rasmusson.
Laguna Niguel, California
March 21, 2007

END